09045120

RECEIVED
2009 JAN 14 A 9:1?

GRUPO MODELO, S.A.B. DE C.V.

January 13, 2009

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

PROCESSED
JAN 21 2009
THOMSON REUTERS

Enclosure[s] :

Information Requirements of the CNBV Office of Market Oversight: Derivative Financial Instruments.

JAVIER BARROS SIERRA NO. 555 * PISO 6 * COLONIA SANTA FÉ. * 01210 MÉXICO, D. F
TEL.: 22-66-00-00 FAX: 22-66-42-92 Y 22-66-00-00 www.gmodelo.com.mx

Information Requirements of the CNBV Office of Market Oversight

I.- QUALITATIVE AND QUANTITATIVE INFORMATION

i) **Discussion of the administration of policies concerning the usage of derivative financial instruments:**

The policies established by Grupo Modelo, S.A.B. de C.V. permit derivative contracts for hedging purposes and, in some cases, for negotiation purposes, which are evaluated by the Vice President of Administration and Finance and contracted by the Treasury and Risk Management Area.

- ***General description of the objectives of entering into derivative transactions.***

The principal objectives of entering into derivative transactions are to hedge partially or totally (in accordance with the estimated portion of the primary position to be hedged) the exposure generated by:

a) Exchange rate fluctuations resulting from cash flows.

b) Exchange rate fluctuations resulting from future weekly cash flows of receivables and payables in foreign currency (natural hedging).

c) Upward variations of natural gas prices in reference to transactions forecasted for this input.

d) Upward variations of wheat futures in reference to contracted purchase agreements for these futures.

- ***Instruments Utilized***

The instruments utilized for hedging items a) and b) above are generally short or long (full delivery) weekly forward transactions.

Regarding natural gas, hedging is undertaken through monthly swaps referenced to futures for this commodity.

Lastly, transactions to secure wheat prices are conducted via purchase options (OTC) through the payment of premiums.

- ***Hedging or negotiation strategies implemented***

The strategy of hedging exchange rate exposure of cash flows is detailed below:

In the case of foreign currency, it consists of reducing the exchange rate exposure of cash flows in foreign currency after the application of natural hedging practices, for the purpose of eliminating the risk of exchange rate effects on the financial results of the Company. The procedure for implementing this is:

a) Determination by the finance area of the budgeted cash flow in foreign currency for subsequent fiscal periods.

b) Identification of the exposure of each revenue and expense line for the purpose of determining their individual exposure as well as the net result, that is, the difference between revenues and expenses (natural hedging) in foreign currency. Once the net exposure is determined, the total number of forward contracts is calculated and the type of short or long position to be contracted is determined.

c) Determination of the percentage to be hedged and the strike level for each of the periods requested.

d) Entering into weekly forward contracts within a specified period with several counterparties in order to distribute the risk in accordance with the specified strike levels for the purpose of achieving the budgeted exchange rate.

In the case of natural gas and due to its high volatility, the hedging strategy consists of reducing exposure to the variability of natural gas prices in forecasted transactions related to the purchase of this input by entering into monthly swap transactions fixed on the basis of gas futures in the New York market.

The steps to be followed consist of:

a) Determination of the forecasted and budgeted consumption of this input for each plant.

b) Analysis and review of the forecasts.

c) Authorization of the finance area to enter into swaps with defined percentages and coverage levels.

In the case of wheat, the strategy consists of hedging the exposure of barley purchase contracts which are referenced to the performance of the wheat futures market in Chicago, via purchase options (calls) through the payment of a premium. The steps to be followed consist of:

a) Notification from the area soliciting the need for hedging.

b) Analysis to define the type, percentage and level of hedging.

c) Entering into hedges (options).

In addition, the following activities are conducted in all cases:

a) Monitoring the market and behavior of the derivatives through the use of models and scenarios.

b) Valuation reports at reasonable daily values, of positions by asset class and globally, to the Chief Executive Officer and Vice President of Administration and Finance.

c) Periodic reports on hedging performance (usually monthly) at each meeting of the Risk Management Committee.

Lastly, in the case of negotiation strategies, these are reviewed internally as a function of the investment strategy.

- ***Negotiation markets.***

The transactions contracted in the three cases are swaps, forwards and OTC ("over the counter") options. In the case of natural gas, they are based on the New York futures market and tied to the Henry Hub performance, and in the case of wheat they are based on the Chicago futures market.

- ***Eligible counterparties.***

Eligible counterparties for derivative transactions are financial institutions with at least global investment grade rating.

Business is currently transacted with the following institutions: Citigroup/Banamex, Santander, Bancomer, Goldman Sachs, JP Morgan and Deutsche Bank.

The foregoing is done for the purpose of diversifying the process of obtaining price quotations and counterparty risk.

- ***Policies for the designation of calculation or valuation agents.***

The financial institutions with which derivative instruments are contracted are designated in the annexes to the master contract as calculation agents for these instruments and are obligated to provide their valuation of these instruments when required. At the current time this is formally requested on a monthly basis.

In addition, the Treasury and Risk Management area performs the analysis and review the valuation of the instruments (mark to market). The information related to curves and prices for the development of these models is provided by Proveedor Integral de Precios (PiP) and Bloomberg, to which licenses are paid for the utilization of their systems.

Derivatives that cannot be valued internally are not contracted.

With the objective of verifying any possible deviations that may occur, the results of the reports from the "in house" model are verified with the "mark to market" reports

issued by the financial institutions. The deviation between the two reports should not be greater than 3%. In the event discrepancies exist, the calculation agent is contacted to clarify the differences.

- ***Principal conditions or terms of the contracts.***

The principal conditions in the contracts or fixed terms established in the master contracts are found in the principal annex (Schedule) and refer to:

a) The formalization of the processes of conducting, confirming and valuing transactions such as, for example, a cross default or contract violation.

b) The applicable jurisdictions for legal matters and liens.

c) The definition and determination of transaction margins for soliciting guarantees, among others.

- ***Policies concerning margins, collateral and lines of credit.***

Contracts have transaction margins thresholds established, which were reviewed and evaluated at the time by the Vice President of Administration and Finance. However, due to the Company's credit quality and the effectiveness of its hedging strategy, no lines of credit or additional express guarantees have been requested.

- ***Required procedures and authorization levels by type of transaction.***

The authorization levels are detailed below:

a) Once the overall hedging plan is authorized by the Vice President of Administration and Finance, authorization is provided in general, once the need for hedging occurs, for the strategy, percentage exposure to be hedged, the risks to be incurred and the types of derivatives to be contracted for those purposes are defined; similarly, and once the risk is evaluated, possible derivative contracts for negotiation are authorized.

b) Administration and Finance authorizes Treasury and Risk Management on the volume and strike price of derivatives.

c) The Treasury and Risk Management Area instructs its front office, middle office and back office to analyze, contract, verify, value and register the derivatives.

Each derivative contracted, for hedging or negotiation, is approved by the Treasury and Risk Management Area and reported generally to the appropriate internal areas.

The designation of current hedges is done in accordance with the strategic plan of the Company.

Hedges are periodically reported to the Audit Committee and Board of Directors.

- ***Internal control procedures to manage exposure to market and liquidity risk for financial instruments.***

Regarding the Internal Control Procedures to manage exposure to liquidity and market risks, the Company reconciles the entry and level of cash on a daily basis with overall exposure and expiring derivative contracts, as well as the price and exchange rate levels related to the exposure and hedging activities. Similarly, through cash flow projections and cash forecasts, additional resources are made available to meet obligations in the event they are required.

a) The fair value of the open derivative position contracts is determined daily through internal models developed by the Treasury and Risk Management Area.

b) In addition, the receipt and level of cash flows in foreign currency subject to hedging is monitored, as well as the exchange rate applicable to incoming cash flows.

c) Prior to expiration, the Front Office and the settlement area validate with the counterparty the notional amount expiring, the form and the strike price to be settled.

d) On the day the derivative expires, provisions are made so necessary resources are available to settle the transaction.

e) Transactions are settled prior 12:00 pm.

f) The receipt of cash is confirmed with the counterparty.

g) The application of the funds in the Company's accounts is reviewed as compensation for the transaction.

- ***Third-party review of these procedures.***

In annual basis, PriceWaterhouseCoopers, S.C., in its capacity as of independent auditor, conducts a review of the procedures and controls established by the Company for derivatives, as well as the results related to derivative contracts.

- ***Information on the composition of the Risk Management Committee, governing regulations and the existence of a risk management manual.***

An internal Committee has been formed that by statute meets periodically (with no more than two months between each meeting) during which Treasury and Risk Management reports the strategies, amounts, target prices and exchange rate parities, volume hedged, selection of structures for derivative hedges and negotiation activities, as well as the valuation and impact of expected cash flows coming from these types of executed transactions.

ii) Generic description of valuation techniques.

- Instruments valued at cost or fair value.
- The fair value of option positions in Grupo Modelo is calculated using the Black & Scholes valuation model.

- ***Valuation methods and techniques.***

In the case of wheat hedges, 100% of the hedges contracted are Calls valued through the Black model, for which the equation is as follows:

$$Call(S,T) = Se^{-r_{EU}.t} N(d1) - Ke^{-r_{EU}.t} N(d2)$$

S= Current level of the underlying asset (Source: Bloomberg)

K= Exercise price (Contracted)

T= Time

reu = Risk free rate in the United States (Source: PiP Curve)

rmex =Risk free rate in Mexico (Source: PiP Curve)

For exchange rate forwards and natural gas swaps, the traditional valuation models accepted in the market are used.

- ***Policies and valuation frequency.***

The Company's policy regarding valuation consists of calculating the fair value of the hedges of the Group on a daily basis, utilizing internally developed valuation models. In addition, counterparties are requested to perform a valuation of these positions on a monthly basis. (It is understood with our counterparties that, if required, they will send valuations for extraordinary periods).

- ***Actions established by function of valuation.***

The Treasury and Risk Management Area provides daily reports to the Chief Executive Officer and Vice President of Administration and Finance of the overall Treasury position, including the Mark to Market of the Group's total derivatives position. In addition, on a monthly basis, there is accounting recognition of the results of expired hedges as well as the current value of the derivatives position.

- ***If the valuation is conducted by a third party, indicate their function (counterparty or valuation agent).***

The monthly valuation of the position is done by our counterparties.

- ***For hedging derivatives, specify the method utilized to determine effectiveness.***

For purposes of hedging exchange rates and on the basis of Bulletin C-10, the method of effectiveness is determined taking the following aspects into account:

a) Forecasted transactions are seen as highly probable.

b) The hedge is designed, documented and accounted as a hedge of cash flow.

c) The instruments contracted to hedge these exposures are forwards (full delivery) in 100% of the cases.

d) The hedge is highly effective due to the fact that the measure of effectiveness is conducted on the basis of the forward exchange rate (not spot) and the changes in the fair value of the receivable or payable cash flows will be the same as the changes in the fair value of the forward contract.

With respect to natural gas hedges, the methodology utilized to measure the effectiveness of the hedge is conducted as follows:

a) A regression analysis is run on the changes in the spot prices of the input (Reynosa Basket*) and the base price of the hedge (Nymex – Henry Hub).
b) It is verified that the slope of the regression (coefficient of correlation R) lies within the range of .80 and 1.25.
c) Lastly, it is confirmed that the coefficient for the determination of the regression (R^2) is sufficiently high to explain the future behavior of the hedge (greater than 90 percent).

* The Reynosa Basket is a reference determined by Pemex for the purpose of invoicing the physical consumption of natural gas that uses the lower value of the 5-day Daily Gas average and TETCO Gas.

The levels of economic hedging are described below:

Hedging percentages of the natural risk position

Year	USD	EURO	NATURAL GAS
2008	47%	100%	100%
2009	49%	87%	100%
2010	-6%		55%
2011			40%

iii) Discussion of the management of internal and external sources of liquidity that can be utilized to service requirements related to derivative instruments.

The liquidity requirements related to the derivative instruments of the Group are obtained directly from the primary position (revenues less expenses in dollars) and from the cash position of the Group's Treasury, which indicated a figure close to $14,183,574,000 pesos (at September 30) of which close to 85% is concentrated in securities with daily liquidity.

iv) Explanation of the changes in exposure to the principal risks identified and to the management of such risks, as well as contingencies and risks that are known or anticipated by management that could have an impact in future reports.

The principal identified risks of exposure or potential contingencies in hedging activities that could affect future reports can come from:

a) Cash margin calls to reestablish collateral, which are expected if the depreciation of the peso and the fall in gas prices continues. However, on the basis of stress simulations, there are sufficient cash resources to meet these obligations.

- ***Changes in underlying assets or reference values that imply that the use of the financial derivative instrument differs from that which was originally conceived.***

Any change in the underlying asset or reference variables will not affect the behavior of the originally conceived instrument.

- ***Modifications that may involve the partial or total loss of the hedge.***

None of the hedges of Grupo Modelo involve a scheme that could provoke the partial or total loss of the hedge.

- ***Changes that require the issuer to assume new obligations or commitments that could affect its liquidity (margin calls).***

Changes in the level of the underlying asset contrary to the behavior of the hedge could generate margin calls that should not impact the liquidity because there are available resources to meet potential obligations based on the scenarios foreseen.

- ***Present the impact on results or cash flow from these liquidity impacts.***

During the third quarter of 2008 no margin calls were received that involved the assumption of additional obligations.

- ***Description and number of derivative instruments expiring during the quarter.***

Type of derivative, instrument or contract	Purpose of hedge or other purposes such as negotiation	Notional amount/ nominal value	Unit
Natural gas swaps 2008	Hedge	712,100	Mmbtu's
Currency Forwards 08	Hedge	186,000,000	USD
Currency Forwards 08	Hedge	14,500,000	Euro

- ***Description and number of derivative instruments that have been closed.***

None of the hedges contracted by Grupo Modelo has been cancelled during 2008.

- ***Total margin calls by instrument during the quarter.***

There were no margin calls during the third quarter of 2008.

- ***Disclose any events of default under the respective contracts.***

The Company has complied in a timely manner and basis with the requirements of its counterparties.

v) Quantitative information in accordance with the format set forth in TABLE 1 and the SENSITIVITY ANALYSIS:

This information is not being presented due to the fact that in the third quarter of 2008 the reasonable value of the financial derivative instruments or the sum thereof is less than 5% of the consolidated assets, liabilities or total capital and less than 3% of the consolidated sales of the latest quarter.

END